Exhibit 12

Biomet, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)

	Successor		Predecessor
		Period from	Period from	Years Ended May 31,
	Year Ended May 31, 2009	July 12, 2007 - May 31, 2008	June 1, 2007 - July 11, 2007	2007	2006	2005	2004
Earnings:
Earnings (loss) before income taxes	$(920.4)	$(1,194.3)	$(81.9)	$501.6	$611.0	$546.5	$500.7
Add: Fixed charges (per below)	618.9	603.1	0.3	9.3	11.7	9.2	4.2

Total earnings (loss)	$(301.5)	$(591.2)	$(81.6)	$510.9	$622.7	$555.7	$504.9

Fixed charges:
Interest expense	$550.3	$516.3	$0.3	$9.3	$11.7	$9.2	$4.2
Amortization of bond premium	0.5	0.4	-	-	-	-	-
Deferred financing costs	68.1	86.4	-	-	-	-	-

Total fixed charges	$618.9	$603.1	$0.3	$9.3	$11.7	$9.2	$4.2

Ratio of earnings to fixed charges	N/A (1)	N/A (1)	N/A (1)	54.9	53.2	60.4	120.2

(1)	Earnings were inadequate to cover fixed charges for the year ended May 31, 2009, for the period July 12, 2007 through May 31, 2008, and for the period June 1, 2007 through July 11, 2007 by $920.4 million, $1,194.3 million, and $81.9 million, respectively.